UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

OWL ROCK CAPITAL CORPORATION III

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

CH Investment Partners, L.L.C.

Attn: Diane Tobin

3953 Maple Avenue, Suite 250

Dallas, TX 75219

(214) 661-8333

with a copy to:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons CH Investment Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,561,644.409 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,561,644.409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,561,644.409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) OO; IA

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons ORCC III Warehouse L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,071,197.459 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,071,197.459

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,197.459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons ORCC III Investors L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,490,446.950 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,490,446.950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,490,446.950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons Oak Lawn Direct Investors GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,561,644.409 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,561,644.409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,561,644.409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons I35 Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,561,644.409 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,561,644.409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,561,644.409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons Kirk L. Rimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,561,644.409 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,561,644.409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,561,644.409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons Michael R. Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,561,644.409 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,561,644.409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,561,644.409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 2(a) of the Schedule 13D.
(2)

Based upon 48,786,484.256 shares of Common Stock outstanding as of August 24, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to shares of common stock, par value $0.01 per share (the “Common Stock”), of Owl Rock Capital Corporation III, a Maryland corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Pursuant to the Subscription Agreement and a capital call notice delivered by the Issuer with respect thereto, on August 24, 2021, ORCC III Warehouse purchased 488,766.303 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $7,316,831.55. The source of the funds for the purchase of shares of Common Stock was investment capital of ORCC III Warehouse.

Pursuant to the Investors Subscription Agreement and a capital call notice delivered by the Issuer with respect thereto, on August 24, 2021, ORCC III Investors purchased 555,487.842 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $8,315,653.00. The source of the funds for the purchase of shares of Common Stock was investment capital of ORCC III Investors.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person directly owns or holds any shares of Common Stock of the Issuer other than the Funds, as the direct beneficial owners of the securities covered by this statement. Except to the extent of their pecuniary interest, each of the Reporting Persons (other than the Funds) disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of any securities covered by this statement. ORCC III Warehouse disclaims beneficial ownership of the shares of Common Stock held by ORCC III Investors. ORCC III Investors disclaims beneficial ownership of the shares of Common Stock held by ORCC III Warehouse.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth in this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2021	ORCC III WAREHOUSE L.L.C.

	By:	Oak Lawn Direct Investors GP, L.L.C.
	Its:	Managing Member

	By:	I35 Advisors, Inc.
	Its:	Manager

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	August 26, 2021

OAK LAWN DIRECT INVESTORS GP, L.L.C.

	By:	I35 Advisors, Inc.
	Its:	Manager

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	August 26, 2021

I35 ADVISORS, INC.

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	August 26, 2021

CH INVESTMENT PARTNERS, L.L.C.

	By:	Oak Lawn Capital Management, L.P.
	Its:	Managing Member

	By:	I35 Advisors, Inc.
	Its:	General Partner

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	August 26, 2021

KIRK L. RIMER

By:	/s/ Diane Tobin
Name:	Diane Tobin
Title:	Authorized Signatory
Date:	August 26, 2021

MICHAEL R. SILVERMAN

By:	/s/ Diane Tobin
Name:	Diane Tobin
Title:	Authorized Signatory
Date:	August 26, 2021